November 17, 2017

[VIA EDGAR]

Mr. Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	STAAR Surgical Company

Form 10-K for the fiscal year ended December 30, 2016

Filed March 2, 2017

Form 10-Q for the quarter ended June 30, 2017

Filed August 2, 2017

File No. 000-11634

Dear Mr. Kuhar:

This letter responds to the comment letter dated November 3, 2017 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above referenced (i) Annual Report on Form 10-K for the fiscal year ended December 30, 2016 of STAAR Surgical Company (“STAAR” or the “Company”) and (ii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 of the Company. For the convenience of the Staff, we have reproduced the Staff’s comment in bold type and have followed such comment with the Company’s response.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 12 – Commitments and Contingencies

Stockholders Securities Litigation: Todd Action, page 13

1.	We note that on June 20, 2017 you entered into a stipulation agreement in potential settlement of this class action lawsuit for $7 million, as filed with the U.S. District Court of the Central District of California. Please provide us with your analysis of ASC 450-20-25 and ASC 450-20-30 in determining that no loss contingency accrual relating to this action was required as of June 30, 2017. Clearly explain to us why the loss contingency was not probable and estimable as of that date.

Background

On July 8, 2014, a putative securities class action lawsuit was filed by Edward Todd against STAAR and three officers in the U.S. District Court for the Central District of California (the “Todd complaint”). The Company reviewed the Company’s applicable insurance policies and provided notice of the Todd complaint to the Company’s insurance carriers. On October 20, 2014, plaintiff amended its complaint, dismissed two Company officers, added one other officer, reduced the alleged class period to November 1, 2013 through September 29, 2014, and demanded compensatory damages and attorneys’ fees. On January 5, 2017, the court granted plaintiff’s motion for class certification.

On June 20, 2017, plaintiff filed an unopposed ex parte application for preliminary approval of a class action settlement in the amount of $7.0 million, which included a Settlement Stipulation agreement. The settlement discussions included the Company’s insurance carriers who agreed to pay 100% of the $7.0 million full and final settlement. As part of the settlement terms, the settlement funds would be directly deposited by the insurance carriers to an escrow account administered by a court-approved third party who would wire the funds to the plaintiff. On July 10, 2017, the court preliminarily granted the plaintiff’s settlement application. By July 28, 2017, (before the Company filed its Quarterly Report on Form 10-Q for the period ended June 30, 2017), the Company’s insurance carriers had wired the settlement funds into the escrow account. The settlement amount and the fact that the insurance carriers would cover the full settlement amount was disclosed in Note 12 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017. On October 23, 2017, the court granted plaintiff’s application for final approval of the settlement.

Loss Contingency Analysis

ASC 450-20-25-2, Loss Contingencies, requires that an estimated loss from a loss contingency be accrued if: (i) it is probable that a liability has been incurred at the date of the financial statements, and (ii) the amount of the loss can be reasonably estimated. As a result of the Settlement Stipulation agreement, the Company determined that a loss of $7.0 million was both probable and reasonably estimable and should be accrued in accordance with ASC 450-20-25 as of June 30, 2017.

The Company entered into the Settlement Stipulation agreement with the plaintiff with the understanding and acknowledgement from its insurance carriers that the insurance carriers would cover the settlement amount and thus the Company had a corresponding simultaneous insurance recovery that was realizable as of June 30, 2017. Based upon the unique circumstances of this settlement, the Company respectfully submits that the settlement simultaneously met both the conditions of 450-20-25-2 and 450-30-25-1. The insurance carriers were directly involved and included in settlement discussions with the Company and the plaintiff’s counsel, and the insurance carriers agreed to and paid the $7.0 million settlement directly to the court-authorized escrow account. As contemplated by the terms of the settlement, the settlement proceeds paid by the insurance carriers were wired directly from the carriers to the court-authorized escrow account by July 28, 2017, prior to the filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017. As a result of the facts and circumstances, the Company offset the loss contingency against the insurance recovery in its Statement of Operations and also offset the insurance receivable and settlement accrual in its Balance Sheet as of and for the period ended June 30, 2017.

After filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, the Company reexamined its accounting for the settlement in response to the Staff’s November 3, 2017 comment letter and determined the receivable and payable should have been separately reported within current assets and current liabilities (rather than offset) as of June 30, 2017. Consequently, the Company recorded the liability associated with the settlement and the corresponding insurance receivable of $7.0 million as of September 29, 2017 in the consolidated balance sheet in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2017. On October 23, 2017, the Company relieved both the receivable and the payable related to this settlement pursuant to the final approval by the court. These entries, or lack thereof, did not result in any impact to the consolidated statements of operations, consolidated statements of cash flows or working capital for the second or third quarters of 2017.

The Company performed a comprehensive assessment of the error related to the reporting of the settlement receivable and insurance recovery payable in the Company’s current assets and current liabilities as of June 30, 2017. The Company’s assessment considered both quantitative and qualitative factors and the effect of the error, including an analysis of whether the error had a material impact on any trend in the Company’s reported results. Consistent with the guidance provided in SAB 99, other applicable Staff guidance and related requirements, including ASC 250-10-45-27, the Company evaluated the error by quantifying its effect on the previously issued financial statements and related disclosures for the period ended June 30, 2017. In particular, ASC 250-10-45-27 notes that in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. This guidance also provides that changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period. Given that there is no impact to the Company’s statement of operations, statement of cash flows, or working capital, management concluded that the untimely accrual of the loss and the related offsetting insurance receivable had no material impact on the Company’s income for the full fiscal year and had no effect the trend of earnings on a running-quarter or year-over-year basis.

Based on the Company’s analysis conducted in accordance with SAB 99, the Company concluded that although the error was quantitatively significant to the consolidated balance sheet at June 30, 2017, the error was immaterial when viewed in light of all quantitative and qualitative factors, including the absence of any effect on (i) the Company’s consolidated statements of operations, consolidated statements of cash flows, or earnings-per-share, (ii) working capital, bank or lease financial covenants, or analyst’s estimates (iii) trends and the surrounding facts and circumstances relating to the error. Additionally, the settlement amount and the fact that the insurance carriers would cover the full settlement amount was disclosed in Note 12 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017.

In addition, the Company separately considered the effect of the error on its internal control over financial reporting and on its disclosure controls and procedures. Management noted that that effective controls provide reasonable, not absolute, assurance and that the error identified in connection with the matter described herein was immaterial based on all quantitative and qualitative factors, including the absence of any impact to the Company’s consolidated statement of operations, its consolidated statement of cash flows and net income (loss) per share. Based on this assessment, management concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2017.

2.	Describe to us your legal right to recoveries from your insurance carriers for any losses relating to this action. Provide us with your separate analysis of the likelihood of the realization of such recoveries. Support any conclusion that recovery is probable, specifically addressing any discussions to date with the insurance carriers, your history of similar claims with the insurance carriers and whether they have contested any such claims. Refer to ASC 450-30-25 and ASC 450-30-50.

Legal Right to Recoveries from Insurance Carriers

Promptly after the Todd complaint was filed, the Company analyzed its insurance agreements and concluded that the terms of its insurance agreements obligated its insurance carriers to respond and pay all liabilities (legal fees, expenses, and possible settlements or judgments) against the Company and the named defendants, up to the amount of each insurance carrier’s respective coverage limit and subject to the requirement that the Company pay the first $500,000 in expenses related to the complaint (the self-insurance retention limit). The initial $500,000 in costs were expensed by the Company as incurred during 2014 and 2015.

In July 2014, the Company’s primary insurance carrier responded to the Company’s notice of the Todd complaint and acknowledged that the Company’s insurance program provided coverage for STAAR and the individual defendants for the allegations contained in the Todd complaint. The Company’s legal right to recovery was probable, and was validated when the insurance carriers funded the escrow account to satisfy the settlement.

Likelihood of Realization of Recoveries

The Company determined the likelihood of the realization of recoveries from the Company’s insurance carriers was probable as of June 30, 2017, with the filing of the Settlement Stipulation agreement with the court on June 20, 2017.

The initial $10 million in coverage from the Company’s insurance program that applied to the Todd complaint was provided by CNA Financial Corporation (“CNA”), an A, XV-rated insurance company, and Argonaut Insurance Company (“Argo”), an A, XII-rated insurance company. The Company’s insurance carriers attempted to settle the Todd complaint, and the insurance carriers actively participated in settlement discussions with plaintiff and the Company. Prior to the Company accepting the $7.0 million settlement proposal, the Company had obtained written notification the claim was covered under their insurance policies and the insurance carriers agreed to pay the proposed settlement in full.

Conclusion that Recovery is Probable

The Company concluded the payment of the $7.0 million settlement by the Company’s insurance carriers was probable as of June 30, 2017.

In accordance with the Company’s insurance policies, the Company’s insurance carriers were involved in the settlement discussions and agreed with plaintiff’s counsel on the settlement amount. Prior to reaching agreement on the settlement amount, the Company’s insurance carriers affirmed they would fully fund the settlement. Counsel for defendants obtained the express consent to the terms of the Settlement Stipulation agreement before it was executed, including the provision that the insurance carriers would fund the settlement. In court filings, the parties affirmed that the Company’s insurance carriers agreed that they would fully fund the $7.0 million settlement amount. On June 20, 2017, plaintiff sought preliminary approval of the proposed settlement. The Settlement Stipulation agreement filed with the court by plaintiff provided, among other things, that the $7.0 million settlement amount would be “wired on behalf of all Defendants and Released Persons out of insurance proceeds from STAAR’s Insurance Policies into the Settlement Escrow Account no later than fifteen (15) business days after … the Court entering the Preliminary Approval Order.”

Based on the above, as of June 30, 2017, the Company concluded that it was probable that the Company’s insurance carriers – well-established, financially stable institutions – would honor their contractual commitments, which they had continuously affirmed during the course of the settlement discussions, and fully fund the $7.0 million settlement.

On July 10, 2017, the court granted plaintiff’s application for preliminary approval of the settlement. By July 28, 2017, the Company’s insurance carriers directly funded the entire $7.0 million settlement, as agreed, to the escrow account noted above established by the plaintiff’s counsel and authorized by the court, which was prior to the date the Company filed its Quarterly Report on Form 10-Q for the period ended June 30, 2017. On October 23, 2017, the court granted plaintiff’s application for final approval of the settlement.

The Company updated its disclosure regarding this matter in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2017.

History of Similar Claims with the Insurance Carriers

The express terms of the Company’s insurance policies support coverage for the claims settled in the Todd complaint. The insurance carriers acknowledged that the insurance policies covered the claims in the Todd complaint. After the Company paid its $500,000 self-insurance retention limit, CNA promptly assumed its contractual obligations under its insurance policy and, starting in 2016, began paying all expenses (legal fees and other expenses) arising from the Todd complaint. CNA and Argo agreed to fully pay the $7.0 million settlement proposal before counsel for defendants accepted the settlement proposal and funded the amount as of July 28, 2017, to the escrow account established by the plaintiff’s counsel and authorized by the court (prior to the filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017).

Have Insurance Carriers Contested Claims

The insurance carriers never contested any claims submitted for the Todd complaint, and never requested that the Company contribute to the settlement. Coverage was confirmed in 2014 and the insurance carriers never contested any claims for expenses, legal fees or otherwise, submitted arising from the Todd complaint. The Company’s insurance carriers funded the full amount of the settlement by July 28, 2017 to the escrow account established by the plaintiff’s counsel and authorized by the court.

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If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (626) 303-7902, ext. 2252.

Very truly yours,

/s/ Deborah Andrews
Deborah Andrews
Chief Financial Officer

cc:	Dennis Hult, Securities and Exchange Commission

Caleb French, Securities and Exchange Commission

Daniel Morris, Special Counsel, Securities and Exchange Commission

Samuel J. Gesten, Chief Legal Officer

Joel H. Trotter, Latham & Watkins LLP